United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 29, 2008**



Hercules Incorporated
(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On January 29, 2008 Hercules Incorporated ("Hercules") reported its fourth quarter 2007 results. A news release detailing the fourth quarter financial performance, dated January 29, 2008, was issued by Hercules and is furnished as Exhibit 99.1 hereto and incorporated by reference herein.

The news release includes presentations of earnings before interest and taxes ("EBIT") and earnings before interest, taxes, depreciation and amortization ("EBITDA"), both of which are non-GAAP financial measures. EBIT and EBITDA are measures commonly used by the capital markets to value enterprises. Interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness and interest rates. Excluding these items provides insight into the underlying results of operations and facilitates comparisons between Hercules and other companies. In addition, EBITDA is considered a reasonable approximation of gross cash flow and is one of the measures used for determining debt covenant compliance. Management believes that EBIT and EBITDA information is useful to investors for these reasons. These measurements are not recognized in accordance with GAAP and should not be viewed as alternatives to GAAP measures of performance.

The table below provides a reconciliation of EBIT and EBITDA to net cash provided by operations for the year ended December 31, 2007 and 2006:

	Year Ended December 31	
	2007	2006
Income (loss) before income taxes and equity loss	$ 151.3	$ 3.2
Interest and debt expense	68.6	71.2
EBIT	$ 219.9	$ 74.4
Depreciation and amortization, net of amortization of debt issuance costs	108.1	94.2
EBITDA	$ 328.0	$ 168.6
Cash paid for income taxes, net at refunds received	183.9	(37.6)
Cash paid for interest	(69.9)	(70.9)
Other operating cash flows, net	(142.1)	112.8
Net cash provided by operations	$ 299.9	$ 172.9

The news release also includes presentations of earnings from ongoing operations, which is a non-GAAP financial measure. Management believes that earnings from ongoing operations is meaningful to investors and the credit markets because it provides insight into the underlying operating results of the Company by excluding the effects of recent divestitures, restructuring and severance charges, changes in accounting principles and other significant discrete items. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.

The information in this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, unless the registrant expressly states otherwise.

Item 9.01   Financial Statements and Exhibits.

(c)   Exhibits

99.1 News Release of Hercules Incorporated dated January 29, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

January 29, 2008   By: **HERCULES INCORPORATED**

                                                             /s/ Allen A. Spizzo
                                                             Allen A. Spizzo
                                                             Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Description
99.1	News Release of Hercules Incorporated dated January 29, 2008

Exhibit 99.1

HERCULES REPORTS FOURTH QUARTER AND FULL YEAR
2007 RESULTS

- ■ CASH FROM OPERATIONS IMPROVED $127 MILLION TO $300 MILLION IN 2007
- ■ ONGOING EPS FOR THE YEAR GREW 20%

WILMINGTON, DE, January 29, 2008 . . . Hercules Incorporated (NYSE: HPC) today reported net income for the quarter ended December 31, 2007 of $28.5 million, or $0.25 per diluted share, as compared to net income of $242.1 million, or $2.14 per diluted share, for the fourth quarter of 2006. The fourth quarter of 2006 included $242 million of one-time tax benefits.

Net income for the year ended December 31, 2007 was $178.9 million, or $1.56 per diluted share, as compared to net income of $238.7 million, or $2.14 per diluted share, in 2006.

Net income from ongoing operations[1] for the fourth quarter of 2007 was $35.0 million, or $0.31 per diluted share. Net income from ongoing operations for the fourth quarter of 2006 was $34.8 million, or $0.31 per diluted share, including $0.04 of land sales and $0.04 in favorable tax rate impacts. The fourth quarter 2006 ongoing tax rate was 19%, whereas the ongoing tax rate was 29% in the fourth quarter of this year.

Net income from ongoing operations[1] for the year ended December 31, 2007 was $169.9 million, or $1.48 per diluted share, an increase of 20% per diluted share versus 2006.

Cash flow from operations for the year ended December 31, 2007 was $299.9 million, an increase of $127.0 million as compared to the prior year.

Net sales in the fourth quarter of 2007 were $540.7 million, an increase of 9% from the same period last year. Sales increased due to 6% higher volume and 5% favorable rates of exchange, partially offset by unfavorable mix of 2%. Pricing in the aggregate was flat. Net sales for the year ended December 31, 2007 were $2.136 billion, an increase of 9% as compared to 2006, excluding the impact of the FiberVisions transaction.

Net sales in the fourth quarter of 2007 increased in all regions of the world. Sales increased 1% in North America, 14% in Europe (3% excluding the strong Euro), 38% in Latin America and 17% in Asia Pacific as compared to the same period last year.

Reported profit from operations in the fourth quarter of 2007 was $56.9 million, an increase of 6% compared with the same period in 2006. Profit from ongoing operations[1] in the fourth quarter of 2007 was $68.9 million, an increase of 10% compared with $62.7 million in the fourthquarter of 2006. Excluding land sales, profit from ongoing operations increased 21% from the fourth quarter of 2006.

"We continue to demonstrate strong growth in revenue, earnings per share and cash flow," commented Craig A. Rogerson, President and Chief Executive Officer. "Our employees, along with our global market leadership and strong innovation, continue to drive solid results."

During the quarter, the Company purchased 1.65 million shares of common stock for a cost of $31.6 million. To date, the Company has purchased 3.0 million shares for $58.0 million under its $200 million share repurchase authorization.

Interest and debt expense was $16.6 million in the fourth quarter of 2007, down $0.5 million compared with the fourth quarter of 2006. Interest expense for the year ended December 31, 2007 was $68.6 million, a decrease of $2.6 million from 2006.

Net debt, total debt less cash and cash equivalents, was $679.5 million at December 31, 2007, a decrease of $144.2 million from year-end 2006.

Capital spending was $40.5 million in the fourth quarter and $118.3 million in 2007. This compares to $44.4 million and $93.6 million in the fourth quarter and year 2006, respectively. The increase in capital expenditures was primarily for growth projects including expanded production capacity.

The Company completed the transition of its U.S. defined benefit pension plan to a liability driven investment strategy in 2007. The assets of the plan were transitioned from a portfolio that had a strong equity bias, to one where greater than 80% of the assets are invested in fixed income securities. The funding level improved from 90% at the end of 2006 to 96% at the end of 2007 on a projected benefit obligation basis.

Segment Results – Reported Basis

In the Aqualon Group, net sales increased 16% and profit from operations increased 5% in the fourth quarter as compared with the fourth quarter of 2006.

All Aqualon business units had increased sales in the fourth quarter as compared to the prior year. In the aggregate, the sales increase was driven by 14% higher volume (12% excluding an acquisition), 1% increased pricing and 4% favorable rates of exchange partially offset by 3% unfavorable mix.

"We continue to show strong growth outside of North America, more than offsetting the challenging conditions experienced in this region," commented Mr. Rogerson. "We made significant progress with our expanded methylcellulose capacity in China. While we experienced a setback due to an incident at the facility in January, we expect to meet customer orders and resume operations during the first quarter and be able to support the growing demand in the Asia Pacific region and other fast growing markets," noted Mr. Rogerson.

Coatings and construction sales increased 22% (or 17% excluding an acquisition) in the fourth quarter of 2007 as compared to the same period of last year, primarily due to 21% higher volume (16% excluding an acquisition), 1% increased pricing and 7% favorable rates of exchange, partially offset by 7% unfavorable mix.

Coatings sales increased 26% (or 18% excluding an acquisition) compared to last year with increases in all major regions of the world except North America. Sales increased in Europe by 32%, Asia Pacific by 19% and Latin America by 77%. North America was up 14%, but down 11% versus the fourth quarter of 2006, excluding the impact of an acquisition.

Sales into construction markets were up 20% globally (12% from volume) compared to the prior year. Strong growth in Asia, Europe and Latin America offset a decline in North America. Asia sales growth of 34% reflected the improved operability of our methylcellulose joint venture in China. The facility ran at near capacity during the latter part of the fourth quarter.

Regulated Industries sales increased 6% in the fourth quarter of 2007 as compared to the same period of last year, primarily due to a 4% favorable mix, and 3% favorable rates of exchange, partially offset by 1% lower volume. Pricing was flat in the aggregate. The improved sales mix reflects a higher portion of sales in the higher priced pharmaceutical and personal care markets. Volume was lower in the aggregate as growth achieved in Europe and China was offset by declines in North America.

Energy & Specialties sales increased 18% in the fourth quarter of 2007 as compared to the same period of last year. The increase was due to 16% higher volume and 2% favorable rates of exchange. Pricing and mix were flat from 2006. Specialty volumes increased 30% and oilfield volumes increased 2%.

Aqualon Group's profit from operations for the fourth quarter of 2007 increased $1.9 million due to higher volume and the associated contribution margin and increased pricing, partially offset by higher raw material, utility and severance and exit costs and lower gains on land sales. Raw materials were $3.1 million higher than the prior year, partially offset by increased selling prices of $1.4 million versus the prior year. Margins were adversely impacted due to start up costs associated with our CMC expansion in China and changes in VAT treatment associated with export sales from China. Selling, general and administrative (SG&A) costs were flat from the prior year reflecting increased sales and marketing, business management, and technology costs incurred to support growth initiatives offset by lower corporate support costs. Severance and exit costs, primarily associated with our business infrastructure project, were $1.5 million in the fourth quarter of 2007, while severance costs in the prior year's fourth quarter were $0.1 million. Gain on sale of excess land at operating sites was $0.8 million in the quarter, lower than the $3.6 million recorded in the fourth quarter of the prior year.

In the Paper Technologies and Ventures Group ("PTV"), net sales in the fourth quarter increased 4% and profit from operations increased 4% compared with the same quarter of 2006.

Paper Technologies sales increased 3% primarily due to 6% favorable rates of exchange, partially offset by an unfavorable mix of 2% and lower pricing of 1%. Volume in the aggregate was flat as compared to the prior year. Volume growth was achieved in the Americas and Europe, whereas Asia was lower. Price increases were achieved in North America, while pricing was lower in both Europe and Asia.

Venture sales increased 8% primarily due to 1% higher volume, 4% higher price and 4% favorable rates of exchange, partially offset by 1% unfavorable mix. Sales increased in most of the Venture businesses, while pricing increased across all of Ventures. The unfavorable mix reflects higher sales of lower priced building adhesives and tolled products.

PTV's increased profit from operations reflects favorable rates of exchange, lower SG&A costs and increased pricing (Ventures offsetting Paper Technologies), partially offset by higher raw material, severance and other exit costs, and an unfavorable product mix. Also, gains on land sales were $2.9 million in the fourth quarter of 2006. Price increases were $0.4 million in the aggregate, whereas raw material cost increases were $3.0 million. Severance, restructuring and other exit costs in the fourth quarter of 2007 were $3.2 million as compared to $2.3 million in the same period of 2006. SG&A costs were lower than the prior year primarily due to lower bad debt, incentive accruals and corporate support costs, partially offset by increased legal and personnel costs.

"Strong performance in the Americas helped offset weaker European and Asian performance. Our success with new product launch and emphasis on productivity improvement continue to support overall margins," commented Mr. Rogerson.

Outlook

"We remain confident in our growth strategy and expect to continue to deliver double-digit ongoing EPS growth in 2008," said Mr. Rogerson. "Aqualon's increased capacities should support the demand for our products in growing global markets. PTV's margins are expected to be maintained and revenue grown through the continuation of its successful New Product Launch process and further penetration into emerging geographies and markets. The many actions taken in 2007 establish a solid foundation for continued success in 2008 and beyond."

Fourth quarter Conference Call and Webcast

The Company will discuss fourth quarter 2007 results tomorrow, January 30th, at 9:00 a.m., Eastern.

Teleconference:	(973) 935-8511 – Ask for Conference ID # 30200135
	Please call 10 to 15 minutes prior to the call.
Webcast:	Listen-only mode via Internet broadcast from www.herc.com
	under *Shareholder Information.*

# # #

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

This news release includes forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, reflecting management's current analysis and expectations, based on what management believes to be reasonable assumptions. The words or phrases "will likely result," "should," "are expected to," "will continue," "is anticipated," "expect," "estimate," "project" or similar expressions are among those which identify forward-looking statements. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on such factors as: ability to generate cash, changes resulting from ongoing reviews of tax liabilities, ability to raise capital, ability to refinance, ability to execute productivity improvements and reduce costs, the success of outsourcing initiatives, ability to execute and integrate acquisitions, ability to execute divestitures, ability to increase prices, business climate, business performance, changes in tax laws or regulations and related liabilities, changes in tax rates, economic and competitive uncertainties, higher raw materials and manufacturing costs, reduced level of customer orders, changes in strategies, risks in developing new products and technologies, risks in developing new market opportunities or expanding capacity, environmental and safety regulations and clean-up costs, the impact of adverse events relating to the operation of the Company's facilities and to the transportation and storage of hazardous materials (including equipment malfunction, explosions, fires, spills, and the effects of severe weather conditions), foreign exchange rates, asset dispositions, the impact of changes in the value of pension fund assets and liabilities, changes in generally accepted accounting principles, adverse legal and regulatory developments, including increases in the number or financial exposures of claims, lawsuits, settlements or judgments, the financial capacity of settling insurers, the impact of increased accruals and reserves for such exposures, the outcome of litigation and appeals, and adverse changes in economic and political climates around the world, including terrorist activities, international hostilities and potential natural disasters. Accordingly, there can be no assurance that the Company will meet future results, performance or achievement, expressed or implied by such forward-looking statements, or continue the stock repurchase program or the payment of dividends. As appropriate, additional factors are contained in reports filed by the Company with the Securities and Exchange Commission. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which the Company does not intend to update.

Media Contact:	John S. Riley	(302) 594-6025
Investor Contact:	Stuart L. Fornoff	(302) 594-7151

HERCULES INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in millions, except per share data)   (Unaudited)

Table 1

	THREE MONTHS ENDED DEC. 31		TWELVE MONTHS ENDED DEC. 31	
	2007	2006	2007	2006
Net sales	$ 540.7	$ 493.9	$ 2,136.2	$ 2,035.3
Cost of sales	365.5	325.8	1,405.7	1,343.4
Selling, general and administrative expenses	93.5	97.4	376.9	372.2
Research and development	11.4	10.5	43.8	38.8
Intangible asset amortization	2.6	1.8	8.7	7.2
Other operating expense, net	10.8	4.7	36.9	25.1
Profit from operations	56.9	53.7	264.2	248.6
Interest and debt expense	16.6	17.1	68.6	71.2
Other expense, net	1.4	30.9	44.3	174.2
Income before income taxes, minority interests and equity loss	38.9	5.7	151.3	3.2
Provision (benefit) for income taxes	16.9	(189.5)	(20.3)	(192.2)
Income before minority interests and equity loss	22.0	195.2	171.6	195.4
Minority interests in (earnings) loss of consolidated subsidiaries	0.1	(0.6)	(0.6)	(1.4)
Equity loss of affiliated companies, net of tax	(0.6)	(1.1)	(0.1)	(3.2)
Net income from continuing operations before discontinued operations and changes in accounting principle	21.5	193.5	170.9	190.8
Net income from discontinued operations, net of tax	7.0	48.6	8.0	47.0
Cumulative effect of changes in accounting principle, net of tax	—	—	—	0.9
Net income	$ 28.5	$ 242.1	$ 178.9	$ 238.7
Basic earnings per share:				
Continuing operations	$ 0.19	$ 1.72	$ 1.50	$ 1.72
Discontinued operations	0.06	0.43	0.07	0.42
Cumulative effect of changes in accounting principle	—	—	—	0.01
Net income	$ 0.25	$ 2.15	$ 1.57	$ 2.15
Weighted average # of basic shares (millions)	113.5	112.4	114.3	110.8
Diluted earnings per share:				
Continuing operations	$ 0.19	$ 1.71	$ 1.49	$ 1.71
Discontinued operations	0.06	0.43	0.07	0.42
Cumulative effect of changes in accounting principle	—	—	—	0.01
Net income	$ 0.25	$ 2.14	$ 1.56	$ 2.14
Weighted average # of diluted shares (millions)	114.2	113.1	115.1	111.3
Income before income taxes, minority interests and equity loss	$ 38.9	$ 5.7	$ 151.3	$ 3.2
Interest and debt expense	16.6	17.1	68.6	71.2
EBIT[1]	55.5	22.8	219.9	74.4
Depreciation and amortization, net of amortization of debt issuance costs	27.8	23.3	108.1	94.2
EBITDA[1]	$ 83.3	$ 46.1	$ 328.0	$ 168.6

Table 1 (continued)
SEGMENT DATA
(Dollars in millions)

	THREE MONTHS ENDED DEC. 31		TWELVE MONTHS ENDED DEC. 31	
	2007	2006	2007	2006
Net Sales By Segment[2]				
Paper Technologies	$ 228.6	$ 221.3	$ 903.4	$ 845.7
Ventures	63.3	58.8	247.2	229.6
Paper Technologies & Ventures Group	**291.9**	**280.1**	**1,150.6**	**1,075.3**
Coatings & Construction	116.5	95.8	476.0	420.2
Regulated	59.9	56.5	241.6	225.3
Energy & Specialties	72.4	61.5	268.0	245.3
Aqualon Group	**248.8**	**213.8**	**985.6**	**890.8**
FiberVisions	**—**	**—**	**—**	**69.2**
TOTAL	$ **540.7**	$ **493.9**	$ **2,136.2**	$ **2,035.3**
Profit (Loss) From Operations By Segment				
Paper Technologies & Ventures Group	$ 24.8	$ 23.8	$ 113.6	$ 80.8
Aqualon Group	42.8	40.9	199.0	187.4
FiberVisions/Corporate	(10.7)	(11.0)	(48.4)	(19.6)
TOTAL	$ **56.9**	$ **53.7**	$ **264.2**	$ **248.6**

Table 2
Reconciliation to
Ongoing Operations

	THREE MONTHS ENDED DEC. 31, 2007				THREE MONTHS ENDED DEC. 31, 2006			
(Dollars in millions, except per share)	NET INCOME (LOSS)	DILUTED EPS	PROFIT FROM OPERATIONS	EBITDA	NET INCOME (LOSS)	DILUTED EPS	PROFIT FROM OPERATIONS	EBITDA
From Table 1	$ **28.5**	$ **0.25**	$ **56.9**	$ **83.3**	$ **242.1**	$ **2.14**	$ **53.7**	$ **46.1**
Discontinued operations, net of tax	(7.0)	(0.06)	—	—	(48.6)	(0.43)	—	—
Vertac matters	0.2	—	—	0.3	1.0	0.01	—	1.5
Asbestos reserve adjustment, net of insurance settlements	(2.1)	(0.02)	—	(3.2)	13.0	0.12	—	20.0
Legal accruals and settlements[3]	0.6	0.01	—	1.0	3.1	0.03	0.1	4.8
Severance and restructuring costs	3.8	0.03	5.8	5.8	2.9	0.03	4.5	4.5
Asset impairments/charges and accelerated depreciation	2.2	0.02	3.5	—	2.8	0.02	4.2	3.2
Gain on debt prepayment and write-off of debt issuance costs	—	—	—	—	(0.3)	—	—	(0.5)
Gain on asset dispositions	—	—	—	—	(0.9)	(0.01)	—	(1.4)
Loss on sale of FiberVisions[5]	—	—	—	—	2.6	0.02	—	2.6
Other[4]	2.7	0.03	2.7	4.1	2.3	0.02	0.2	3.6
Subtotal adjustment items[5]	0.4	0.01	12.0	8.0	(22.1)	(0.19)	9.0	38.3
Tax adjustment to the ongoing effective tax rate	6.1	0.05	—	—	(185.2)	(1.64)	—	—
Ongoing Operations[1]	$ **35.0**	$ **0.31**	$ **68.9**	$ **91.3**	$ **34.8**	$ **0.31**	$ **62.7**	$ **84.4**

(Unaudited)

Table 3
Reconciliation to Ongoing Operations

(Dollars in millions, except per share)	TWELVE MONTHS ENDED DEC. 31, 2007 NET INCOME (LOSS)	DILUTED EPS	PROFIT FROM OPERATIONS	EBITDA	TWELVE MONTHS ENDED DEC. 31, 2006 NET INCOME (LOSS)	DILUTED EPS	PROFIT FROM OPERATIONS	EBITDA
From Table 1	**$ 178.9**	**$ 1.56**	**$ 264.2**	**$ 328.0**	**$ 238.7**	**$ 2.14**	**$ 248.6**	**$ 168.6**
Discontinued operations, net of tax	(8.0)	(0.07)	—	—	(47.0)	(0.42)	—	—
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	(0.9)	(0.01)	—	—
Vertac matters	13.2	0.11	—	20.3	70.5	0.63	—	108.5
ABL settlement	8.4	0.07	—	13.0	—	—	—	—
Asbestos reserve adjustment, net of insurance settlements	(2.1)	(0.02)	—	(3.2)	13.0	0.12	—	20.0
Legal accruals and settlements[3]	1.8	0.02	—	2.8	4.3	0.04	(2.0)	6.6
Severance and restructuring costs	18.4	0.16	28.4	28.4	13.7	0.12	21.1	21.1
Asset impairments/charges and accelerated depreciation	9.4	0.08	14.4	—	5.4	0.05	8.3	3.2
Loss on debt prepayment, net, and write-off of debt issuance costs	—	—	—	—	7.6	0.07	—	11.7
Gain on asset dispositions	(4.6)	(0.04)	(4.6)	(7.1)	(0.9)	(0.01)	—	(1.4)
Loss on sale of FiberVisions and investment dilution[5]	2.5	0.02	—	2.5	13.3	0.12	—	13.3
Other[4]	4.6	0.04	3.8	7.0	3.1	0.03	0.4	4.2
Subtotal adjustment items[5]	43.6	0.37	42.0	63.7	82.1	0.74	27.8	187.2
Tax adjustment to the ongoing effective tax rate[6]	(52.6)	(0.45)	—	—	(183.5)	(1.65)	—	—
Ongoing Operations[1]	**$ 169.9**	**$ 1.48**	**$ 306.2**	**$ 391.7**	**$ 137.3**	**$ 1.23**	**$ 276.4**	**$ 355.8**

(Unaudited)

Table 4
Reconciliation to Ongoing Operations By Business Segment

(Dollars in millions)	THREE MONTHS ENDED DEC. 31, 2007 PAPER TECHNOLOGIES & VENTURES GROUP	AQUALON GROUP	CORPORATE ITEMS/ FIBERVISIONS	TOTAL HERCULES
Profit from Operations	**$ 24.8**	**$ 42.8**	**$ (10.7)**	**$ 56.9**
Severance, restructuring and other exit costs	3.2	1.5	1.1	5.8
Asset impairments/charges and accelerated depreciation	—	—	3.5	3.5
Other[4]	0.4	—	2.3	2.7
Subtotal adjustment items	3.6	1.5	6.9	12.0
Profit from Ongoing Operations[1]	**$ 28.4**	**$ 44.3**	**$ (3.8)**	**$ 68.9**

Table 5
Reconciliation to Ongoing Operations By Business Segment

		(Unaudited)		
		THREE MONTHS		
		ENDED DEC. 31, 2006		
(Dollars in millions)	**PAPER TECHNOLOGIES & VENTURES GROUP**	**AQUALON GROUP**	**CORPORATE ITEMS/ FIBERVISIONS**	**TOTAL HERCULES**
Profit from Operations	$ 23.8	$ 40.9	$ (11.0)	$ 53.7
Severance, restructuring and other exit costs	2.3	0.1	2.1	4.5
Asset impairments/charges and accelerated depreciation	(0.3)	—	4.5	4.2
Legal accruals and settlements[3]	—	—	0.1	0.1
Other[4]	0.1	—	0.1	0.2
Subtotal adjustment items	2.1	0.1	6.8	9.0
Profit from Ongoing Operations[1]	$ 25.9	$ 41.0	$ (4.2)	$ 62.7

Table 6
Reconciliation to Ongoing Operations By Business Segment

		(Unaudited)		
		TWELVE MONTHS		
		ENDED DEC. 31, 2007		
(Dollars in millions)	**PAPER TECHNOLOGIES & VENTURES GROUP**	**AQUALON GROUP**	**CORPORATE ITEMS/ FIBERVISIONS**	**TOTAL HERCULES**
Profit from Operations	$ 113.6	$ 199.0	$ (48.4)	$ 264.2
Severance, restructuring and other exit costs	5.1	3.7	19.6	28.4
Asset impairments/charges and accelerated depreciation	0.2	—	14.2	14.4
Gain on asset dispositions	—	—	(4.6)	(4.6)
Other[4]	0.4	—	3.4	3.8
Subtotal adjustment items	5.7	3.7	32.6	42.0
Profit from Ongoing Operations[1]	$ 119.3	$ 202.7	$ (15.8)	$ 306.2

Table 7
Reconciliation to Ongoing Operations By Business Segment

		(Unaudited)		
		TWELVE MONTHS		
		ENDED DEC. 31, 2006		
(Dollars in millions)	**PAPER TECHNOLOGIES & VENTURES GROUP**	**AQUALON GROUP**	**CORPORATE ITEMS/ FIBERVISIONS**	**TOTAL HERCULES**
Profit from Operations	$ 80.8	$ 187.4	$ (19.6)	$ 248.6
Severance, restructuring and other exit costs	10.5	4.1	6.5	21.1
Asset impairments/charges and accelerated depreciation	3.1	—	5.2	8.3
Legal accruals and settlements[3]	1.1	—	(3.1)	(2.0)
Other[4]	0.1	—	0.3	0.4
Subtotal adjustment items	14.8	4.1	8.9	27.8
Profit from Ongoing Operations[1]	$ 95.6	$ 191.5	$ (10.7)	$ 276.4

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in millions) **Table 8**		(Unaudited) **DEC. 31 2007**		**DEC. 31 2006**
Assets				
Current assets				
Cash and cash equivalents	$	116.5	$	171.8
Accounts receivable, net		366.8		326.6
Inventories		224.0		210.6
Income tax receivable		20.2		170.8
Other current assets		86.8		104.7
Total current assets	$	**814.3**	$	**984.5**
Property, plant and equipment, net		660.0		600.4
Other assets		1,204.1		1,223.6
Total assets	$	**2,678.4**	$	**2,808.5**
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable	$	222.0	$	205.3
Other current liabilities		258.5		265.0
Vertac obligations		20.0		123.5
Current debt obligations		33.7		35.8
Total current liabilities	$	**534.2**	$	**629.6**
Long-term debt		762.3		959.7
Other liabilities		881.8		963.6
Total liabilities	$	**2,178.3**	$	**2,552.9**
Minority interests		22.1		12.7
Total stockholders' equity		478.0		242.9
Total liabilities and stockholders' equity	$	**2,678.4**	$	**2,808.5**

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)

Table 9

	(Unaudited) TWELVE MONTHS ENDED DEC. 31	
	2007	**2006**
Cash Flows from Operating Activities:		
Net income	$ 178.9	$ 238.7
Adjustments to reconcile net income to cash provided by operations:		
Depreciation and amortization	110.0	95.3
Deferred income tax provision and income taxes payable	153.2	(282.9)
Impairment charges	—	3.2
Investment dilution and loss on sale of 51% interest in FiberVisions	2.5	13.3
Other noncash charges and credits	2.1	1.6
Working capital, net[7]	(123.8)	106.2
Asbestos-related assets and liabilities, net	50.4	37.1
Pension and postretirement benefits	(55.7)	(7.9)
Non-current assets and liabilities, net	(17.7)	(23.8)
FiberVisions assets and liabilities held for sale	—	(7.9)
Net cash provided by operating activities	**299.9**	**172.9**
Cash Flows from Investing Activities:		
Capital expenditures	(118.3)	(93.6)
Proceeds from sale of 51% interest in FiberVisions, net of transaction costs	(1.2)	17.8
Acquisitions and investments, net	(16.5)	(29.4)
Proceeds from fixed asset disposals / Other	18.3	11.1
Net cash used in investing activities	**(117.7)**	**(94.1)**
Cash Flows from Financing Activities:		
Long-term debt issued by FiberVisions, net of issuance costs	—	83.7
Long-term debt proceeds	1.2	22.0
Debt repayments and change in short term debt	(204.8)	(136.7)
Repurchase of common stock	(46.1)	—
Dividends paid	(5.7)	—
Proceeds received from the exercise of stock options / Other	7.8	42.6
Net cash (used in) provided by financing activities	**(247.6)**	**11.6**
Effect of exchange rate changes on cash	10.1	4.1
Net (decrease) increase in cash and cash equivalents	(55.3)	94.5
Cash and cash equivalents at beginning of period	171.8	77.3
Cash and cash equivalents at end of period	**$ 116.5**	**$ 171.8**

NOTES:

[1]   Net Income from ongoing operations, profit from ongoing operations, EBIT and EBITDA, wherever used herein, are non-GAAP financial measures. The ongoing operations include Paper Technologies and Ventures, the Aqualon Group and FiberVisions. Results from ongoing operations exclude impairment charges for certain facilities within these businesses which will have no further operating impact, accelerated depreciation charges, severance, restructuring and other exit costs, and legal accruals, settlements and other gains and losses related to divested businesses. It also excludes the impact of the prepayment and refinancing of long-term debt. Please refer to Tables 2, 3, 4, 5, 6 and 7 for the reconciliation of reported to ongoing operations for the quarter and year ended December 31, 2007and 2006.

   EBIT is calculated as net income (loss) before income taxes plus interest and debt expense. EBITDA is calculated as net income (loss) before income taxes plus interest and debt expense, depreciation and amortization, net of amortization of debt issuance costs.

   EBIT and EBITDA are measures commonly used by the capital markets to value enterprises. Interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness and interest rates. Excluding these items provides insight into the underlying results of operations and facilitates comparisons between Hercules and other companies. In addition, EBITDA is considered a reasonable approximation of gross cash flow and is one of the measures used for determining debt covenant compliance. Management believes that EBIT and EBITDA information is useful to investors for these reasons. These measurements are not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.

[2]   Net sales by segment have been realigned to the current organizational structure.

[3]   These accruals and settlements exclude asbestos, Vertac litigation and the ABLsettlement.

[4]   Other primarily includes gains and losses related to formerly divested businesses and other costs.

[5]   Adjustment items have been tax effected at the U.S. federal statutory tax rate of 35% for 2007 and 2006, except the loss on the sale of FiberVisions and investment dilution. Valuation allowances have been established on these capital losses. Additionally, the related earnings per share impacts are based upon diluted shares totaling 114.2 million and 113.1 million for the three months ended December 31, 2007 and 2006, respectively, and 115.1 million and 111.3 million for the years ended December 31, 2007 and 2006, respectively.

[6]   For the years ended December 31, 2007 and 2006, these tax adjustments primarily represent the total tax benefit realized and recorded by the Company from the favorable resolution of the IRS federal income tax audits for the years 1993 to 2003.

[7]   Includes $124.5 million paid to the United States in settlement of the Vertac judgment in the year ended December 31, 2007, partially offset by an accrual of $20.0 million for additional response costs including accrued interest.